 EXHIBIT 99.4
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Statement by Vodacom

Shareholders are referred to the following statement issued today by Vodacom Group (Pty) Limited ("Vodacom"), a joint venture where Telkom holds a 50% interest.

Updated terms of Vodacom's proposed broad-based BEE transaction

Alan Knott-Craig, CEO of Vodacom Group, today announced the preferred strategic partners for the Vodacom South Africa BEE transaction. Based on the comprehensive partner selection process undertaken, Vodacom has selected Royal Bafokeng Holdings and Thebe Investment Corporation ("Thebe") as the two preferred strategic partners to participate in this broad-based BEE transaction.

Royal Bafokeng Holdings is the primary investment vehicle of the Royal Bafokeng Nation, a 300 000 strong broad-based black community situated in the North West Province. Royal Bafokeng Holdings is responsible for the management and development of the commercial assets of the Royal Bafokeng Nation, for the sustainable benefit of the community.

Thebe is one of the pioneers of broad-based BEE in South Africa. Its main shareholder the Batho Batho Trust is a community based organisation established to promote the social and economic development of black people and women. Thebe aims to develop and invest in businesses for the long-term benefit of the community, fulfilling social objectives using economic means.

The BEE transaction will comprise the following three participant groupings:

•	all Vodacom South African staff - 25%;
•	broad-based black South African public and Vodacom black business partners - 30% ; and

•	broad-based strategic partners - 45%.

It is anticipated that an announcement regarding the terms of the BEE transaction and the offer to the black public and business partners will be made at the end of June 2008, with the black public offer opening shortly thereafter.

Further information on the BEE transaction will be provided subsequent to the terms announcement by Vodacom.

Pretoria
25 April 2008
Sponsor: UBS